06008516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 51865

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ansley Securities LLC
CRD#: 47710

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Maddox Drive, NE
(No. and Street)

Atlanta (City) GA (State) 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald P. Carson (404)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard PC
(Name – *if individual, state last, first, middle name*)

1795 Peachtree Street, NE (Address) Atlanta (City) GA (State) 30309 (Zip Code)

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED APR 2 1 2006 WASH., D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VA 6/23/06

AB

OATH OR AFFIRMATION

I, Russell D. Burks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ansley Securities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Geoffrey G Bushelle
Notary Public State of Illinois
My Commission Expires 04/07/2009

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANSLEY
SECURITIES
MEMBER NASD

April 19, 2006

Mr. Richard Nichols
Superviosr of Examiners
NASD
Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA 30305

SEC MAIL PROCESSING SECTION
RECEIVED
APR 21 2006
WASH, D.C.
185

Dear Mr. Nichols,

My apology for not attaching the notarized From X-17A-5 Part III with the original submission of the 2005 Audit for Ansley Securities LLC. Attached please find an original notarized copy. I have also sent one copy of this document to the SEC's Atlanta District Office and two copies to the SEC Washington, D.C. office.

Respectfully Yours,

Russell D. Burks
Principal

cc: SEC Atlanta District Office
SEC Washington, D.C. Office
Mr. Donald Carson

21 Maddox Drive, NE • Atlanta, GA 30309
Phone (404) 808-8782

1436 Meander Drive • Naperville, IL 60565
Phone (630) 579-1683 • Fax (630) 364-5768

NASD

SEC MAIL PROCESSING
RECEIVED
APR 2 1 2006
WASH, D.C. 185 SECTION

BY CERTIFIED MAIL #7001 0360 0002 7680 3197

April 12, 2006

Donald P. Carson
Ansley Securities, LLC
21 Maddox Drive, NE
Atlanta, Georgia 30309

Dear Mr. Carson:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient with respect to the following:

1. An oath or affirmation originally signed by a duly authorized officer, general partner, or proprietor of the member firm; and notarized was not attached. Instead, only a photocopy of the oath or affirmation was attached.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 24, 2006**. Questions may be addressed to Clint Johnson, Special Investigator at (404) 239-6118.

Sincerely,

Richard Nichols
Supervisor of Examiners

Enclosure: Form X-17A-5 Part III Facing Page

cc: John Mahoney, Securities and Exchange Commission
Smith & Howard, PC

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

tel 404 239 6100
fax 404 237 9290
www.nasd.com